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                             STUDENT ADVANTAGE, INC.
                                280 SUMMER STREET
                                BOSTON, MA 02210

                                                               December 17, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Kara A. Sandler

         Re: Student Advantage, Inc.
             Rule 477 Application for Withdrawal
             Registration Statement on Form S-3 (File No. 333-91006)

Ladies and Gentlemen:

         Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, Student Advantage, Inc. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company's Registration Statement on Form S-3 (File No. 333-91006) (the "Registration Statement").

         The Company requests withdrawal of the Registration Statement because it has determined that it is not eligible to register its securities for resale pursuant to a Registration Statement on Form S-3 at this time. The Company confirms that no securities of the Company have been sold under the Registration Statement.

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (617) 912-2000.

                                    Sincerely,

                                    STUDENT ADVANTAGE, INC.

                                    By: /s/ Raymond V. Sozzi, Jr.
                                        ----------------------------------------

                                    Name:  Raymond V. Sozzi, Jr.
                                    Title: President and Chief Executive Officer